Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CELLECTAR BIOSCIENCES, INC.

CELLECTAR BIOSCIENCES, INC. (the “Corporation”), a corporation organized and existing under of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: The name of the Corporation is Cellectar Biosciences, Inc.

SECOND: The Second Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by inserting the following paragraphs in Article FOURTH thereof immediately following the first paragraph of said Article FOURTH:

“Upon the effectiveness of the amendment to the Second Amended and Restated Certificate of Incorporation adding this paragraph thereto (the “Effective Time”), each share of Common Stock, par value $0.00001 per share issued and outstanding immediately prior to the Effective Time (the “Original Common Stock”), shall be reclassified into 1/10 of a share of Common Stock, such Common Stock to have the rights and powers set forth in the Certificate of Incorporation and under the General Corporation Law of the State of Delaware (the “Reclassification”). All shares of Common Stock issued to any holder of Original Common Stock as a result of the Reclassification shall be aggregated for the purpose of determining the number of shares of Common Stock to which such holder shall be entitled, and no fractional shares shall be issued in connection with the Reclassification.

Any stockholder who would otherwise be entitled to receive a fractional share of Common Stock as a result of the Reclassification shall receive in lieu thereof cash in an amount equal to such fraction multiplied by the fair market value of one share of Common Stock, based on the average of the high and low bid prices of the Common Stock as quoted on Nasdaq on the last trading day immediately preceding the Effective Time. No cash in lieu of any fractional share shall be paid to any stockholder until such stockholder shall have surrendered for transfer or otherwise accounted to the Corporation for the outstanding stock certificates entitling such stockholder to such cash.

At and after the Effective Time, outstanding certificates that prior thereto represented shares of Original Common Stock shall be deemed for all purposes to evidence ownership of and to represent that number of shares of Common Stock into which the shares previously represented by such certificates have been reclassified as herein provided (and the right to receive cash in lieu of any fraction of a share as provided herein). Until any such outstanding stock certificates have been surrendered for transfer or otherwise accounted for to the Corporation, the registered owner thereof on the books and records of the Corporation shall have and be entitled to exercise any voting and other rights with respect to, and receive any dividend and other distributions upon, the shares of Common Stock issued in respect of the Original Common Stock formerly evidenced by such certificates.”

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THIRD: The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: The foregoing amendment shall be effective at 5:00 pm eastern time on March 4, 2016.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation to be signed by James Caruso, its President and Chief Executive Officer, thereto duly authorized, this 26th day of February, 2016.

CELLECTAR BIOSCIENCES, Inc.

By:	/s/ James Caruso
James Caruso
President and Chief Executive Officer

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